UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   November 2005

Commission File Number 0-29586

 EnerNorth industries inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes           No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: November 15, 2005               By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

Exhibit List

99.1    Material Change Report dated November 14, 2005

99.2    Press Release dated November 14, 2005

99.3    Voting Results for the Annual and Special Meeting of the Holders of Common Shares